Filed by Kemper Corporation

(SEC File No. 001-18298) pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Infinity Property and Casualty Corporation

(SEC File No. 000-50167)

SEC File No. for Registration Statement on Form S-4

filed by Kemper Corporation: 333-224144

On April 13, 2018, Kemper Corporation (the “Company”) issued the following communication to its employees and the employees of Infinity Property and Casualty Corporation (“Infinity”) in connection with the proposed business combination of the Company and Infinity, first announced on February 13, 2018.

*        *        *

To: All Infinity and Kemper Associates

From: Joe Lacher, CEO and President, Kemper

Subject: Infinity-Kemper Integration Update

Date: 4/13/18

As we continue to prepare for the merger of our companies, I want to take this opportunity to review the planning activities underway to successfully integrate our organizations. As noted before, our combined companies will expand and enhance our presence and ability to serve policyholders.

Communication

Our senior leadership teams have established a great working relationship. We’re focused on building an open and collaborative work environment, allowing us to build an organization that will achieve long-term success. The cooperative efforts of the leadership team are enabling us to achieve that goal.

As we work through integration planning, we know you have questions, so we’re providing an updated FAQ document (attached) with additional information on questions received to date. You’re also able to submit questions through new mailboxes we’ve established and indicated at the end of this message. You can also find links to these mailboxes and all the information we’ve provided to-date on our respective information sites (MyKemper and Workday). We’ll update the FAQ document as more information becomes available.

Within the next week, we’ll be providing you with some initial details of our long-term and interim P&C organizational structures that will be effective upon closing. As we’re still in the planning phases, every role and responsibility has not yet been defined, but as key decisions are made for functional areas we want to make sure we’re communicating that information to you. These initial discussions will accelerate our strong progress to date.

It’s important to remember that, until the transaction is closed, Kemper and Infinity must continue to operate as separate companies and compete in the marketplace. That being said, we have teams that are committed to working on our combined organization so we can begin operations. Keeping these two activities separate is important, and until close, communication between our two companies is being managed by the integration team.

Our Statement of Purpose

To help drive our strategic planning and decision-making during the integration, we’ve developed a Statement of Purpose specific to our combined P&C organization. It allows us to have a clear vision for the future of Infinity and Kemper together that is sustainable, well-understood, and embraced by our team members.

Statement of Purpose

We believe in providing those in underserved communities with affordable products and services to help them achieve financial security. We will achieve this by:

•	Focusing our efforts on customers in urban, Hispanic, and other niche markets

•	Providing products and services that meet their unique and changing needs

•	Ensuring affordability through a low-cost business model

•	Creating a customer experience that builds trust and reliability

The Integration Process

The journey to a combined operation requires a coordinated integration planning effort that involves key workstreams across the business, functional areas, and product and service lines spanning both Kemper and Infinity. Charles Brooks, SVP of Operations and Systems at Kemper, and Sam Simon, Infinity’s President and General Counsel, are leading our integration planning efforts, along with a Steering Committee of leaders and integration workstreams that represent each functional area at both Kemper and Infinity.

Our integration planning teams are working hard and making progress to identify our collective strengths. This includes understanding the details of our respective structures, talent, products, services, distribution, operations and IT systems, among other capabilities and processes. The teams have developed a comprehensive integration plan, with the goal to have a seamless, positive experience for employees, agents, customers and other stakeholders.

You may be involved in providing information or other support to the integration planning teams, and we appreciate your urgency and cooperation to keep the integration process moving forward as planned.

Timeline of Major Milestones

To aid in your understanding of the critical steps from announcement to closing, attached is an overview of the major milestones in the integration planning process. Note that this timeline reflects the sequence of events, and not the actual amount of time between events. Many of these milestones reflect ongoing efforts, and the order, timing and completion of events may change.

Shareholder and Regulatory Approvals

As you know, we’re targeting the transaction’s legal and financial close for the third quarter 2018. Completing the transaction requires approval of both companies’ shareholders and certain regulatory entities, and we are making progress on these fronts. We’ve already received federal antitrust approval, have made appropriate filings with insurance regulators in the four states that must approve the transaction, and are now responding to follow-up questions. In addition, last week we made the initial filing with the SEC to get the shareholder approval process underway. We are pleased with the progress to date.

I want to thank those of you directly involved in the integration efforts as well as those that are supporting the teams through your regular job responsibilities. Everyone is going above and beyond to make this merger successful.

We’ll continue to update you with details through our integration planning leads as we work towards the closing date. At the same time, we must keep our focus and sense of urgency as we execute on delivering strong performance and service to our customers, agents and other stakeholders.

Thank you for your dedication and commitment as we work through this transition.

Sincerely,

Joe Lacher

President & CEO

Kemper Corporation

Kemper Employees: Integration.questions@kemper.com

Infinity Employees: Integration.questions@ipacc.com

KEMPER

INFINITY
PROPERTY & CASUALTY CORPORATION

Timeline of Major Milestones*

1.
2/13/18 Agreement Announced
2.
Joint integration planning team formed
3.
Regulatory reviews begin
4.
Integration planning begins
5.
"Discovery" phase complete
6.
Strategic focus areas determined
7.
Statement of Purpose completed
8.
Culture, People and Synergies planning work underway
9.
New operating model definition in progress
We are here
10.
Day 1 requirements finalized
11.
Proxy statement mailed to Kemper and Infinity shareholders
12.
Shareholder vote
13.
Regulatory approvals received
14.
Expected close Third Quarter 2018
15.
Integration begins

*The order, timing and completion of events described may change.

For integration planning purposes only.

Cautionary Statements Regarding Forward-Looking Information

This communication may contain or incorporate by reference statements or information that are, include or are based on forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations, intentions, beliefs or forecasts of future events or otherwise for the future, and can be identified by the fact that they relate to future actions, performance or results rather than relating strictly to historical or current facts. Words such as “believe(s),” “goal(s),” “target(s),” “estimate(s),” “anticipate(s),” “forecast(s),” “project(s),” “plan(s),” “intend(s),” “expect(s),” “might,” “may,” “could” and variations of such words and other words and expressions of similar meaning are intended to identify such forward-looking statements. However, the absence of such words or other words and expressions of similar meaning does not mean that a statement is not forward-looking.

Any or all forward-looking statements may turn out to be wrong, and, accordingly, readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict, and are not guarantees or assurances of future performance. No assurances can be given that the results and financial condition contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict, and can be affected by inaccurate assumptions or by known or unknown risks and uncertainties that may be important in determining actual future results and financial condition. The general factors that could cause actual results and financial condition to differ materially from those expressed or implied include, without limitation, the following: (a) the satisfaction or waiver of the conditions precedent to the consummation of the proposed merger transaction involving Kemper Corporation (the “Company”), a wholly-owned subsidiary of the Company and Infinity Property and Casualty Corporation (“Infinity”), including, without limitation, the receipt of stockholder and regulatory approvals (including approvals, authorizations and clearance by insurance regulators necessary to complete such proposed merger transaction) on the terms desired or anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of such proposed merger transaction); (b) unanticipated difficulties or expenditures relating to such proposed merger transaction; (c) risks relating to the value of the shares of the Company’s common stock to be issued in such proposed merger transaction; (d) disruptions of the Company’s and Infinity’s current plans, operations and relationships with third persons caused by the announcement and pendency of such proposed merger transaction, including, without limitation, the ability of the combined company to hire and retain any personnel; (e) legal proceedings that may be instituted against the Company and Infinity in connection with such proposed merger transaction; and (f) those factors listed in annual, quarterly and periodic reports filed by the Company and Infinity with the Securities and Exchange Commission (the “SEC”), whether or not related to such proposed merger transaction.

The Company assumes no, and expressly disclaims any, duty or obligation to update or correct any forward-looking statement as a result of events, changes, effects, states of facts, conditions, circumstances, occurrences or developments subsequent to the date of this communication or otherwise, except as required by law. Readers are advised, however, to consult any further disclosures the Company makes on related subjects in its filings with the SEC.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving the Company, a wholly-owned subsidiary of the Company and Infinity, among other things. The proposed issuance of shares of Company common stock in connection with the proposed merger transaction will be submitted to the stockholders of the Company for their consideration, and the proposed merger transaction will be submitted to the shareholders of Infinity for their consideration. In connection therewith, the Company filed with the SEC on April 4, 2018 a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus, and each of the Company and Infinity may be filing with the SEC other documents regarding the proposed merger transaction. The Company and Infinity will mail the definitive joint proxy statement/prospectus to the stockholders of the Company and the shareholders of Infinity when it is available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND/OR INFINITY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of the Company and Infinity, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investors” section of the Company’s website located at http://www.kemper.com or by contacting the Company’s Investor Relations Department at 312.661.4930 or investors@kemper.com. Copies of the documents filed with the SEC by Infinity will be available free of charge under the “Investor Relations” section of Infinity’s website located at http://www.infinityauto.com or by contacting Infinity’s Investor Relations Department at 205.803.8186 or investor.relations@infinityauto.com

Participants in the Solicitation

The Company and Infinity, and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 24, 2017, and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 13, 2018, and information about the directors and executive officers of Infinity is set forth in its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 11, 2017, and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 15, 2018, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.